UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

PennyMac Financial Services, Inc.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

70932M107

(CUSIP Number)

December 31, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 ( “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 70932B 101	Schedule 13G

1	Names of Reporting Persons:
I.R.S. Identification Nos. of above person (entities only)
Shelia Kurland
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization
United States
Number Of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
7,742,534
	6	Shared Voting Power
0
	7	Sole Dispositive Power
7,742,534
	8	Shared Dispositive Power
0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
7,742,534
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9)
10.7%
12	Type of Reporting Person (See Instructions)
Individual

CUSIP NO. 70932M107	Schedule 13G

1	Names of Reporting Persons:
I.R.S. Identification Nos. of above person (entities only)
Kurland Family Investments, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization
California
Number Of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
7,626,990
	6	Shared Voting Power
0
	7	Sole Dispositive Power
7,626,990
	8	Shared Dispositive Power
0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
7,626,990
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9)
10.5%
12	Type of Reporting Person (See Instructions)
CO

CUSIP NO. 70932M107	Schedule 13G

Item 1.

(a)                       Name of Issuer

PennyMac Financial Services, Inc.

(b)                       Address of Issuer’s Principal Executive Offices

3043 Townsgate Road, Westlake Village, CA 91361

Item 2.

(a)                       Name of Person Filing:

This Schedule 13G is filed by Kurland Family Investments, LLC (the “Family LLC”) and Shelia Kurland (“Ms. Kurland” and, together with the Family LLC, the “Reporting Persons”) pursuant to a Joint Reporting Agreement, a copy of which is attached as Exhibit 99.1 hereto.  Ms. Kurland is the sole manager of the Family LLC and, in that capacity, may be deemed to be the beneficial owner of the shares of common stock of the Issuer held by the Family LLC.  Ms. Kurland is also the sole trustee of the 1998 Kurland Family Revocable Trust (the “Family Trust”) and, in that capacity, may be deemed to be the beneficial owner of the 115,544 shares of common stock of the Issuer held by the Family Trust as of December 31, 2020.  Ms. Kurland disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(b)                       Address of Principal Business Office or, if none, Residence

3043 Townsgate Road, Westlake Village, CA 91361

(c)                        Citizenship

The Family LLC is a limited liability company organized under the laws of California and Ms. Kurland is a citizen of the United States.

(d)                       Title of Class of Securities:

Common Stock, par value $0.0001 per share

(e)                        CUSIP Number

70932M107

Item 3.     If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

CUSIP NO. 70932M107	Schedule 13G

Item 4.     Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

I.           Ms. Kurland

(a)                      Amount Beneficially Owned:

7,742,534

(b)                      Percent of Class:

10.7%

(c)                       Number of shares as to which such person has:

(i)                          Sole power to vote or to direct the vote.

7,742,534

(ii)                       Shared power to vote or to direct the vote.

0

(iii)                    Sole power to dispose or to direct the disposition of.

7,742,534

(iv)                   Shared power to dispose or to direct the disposition of.

0

II.        The Family LLC

(a)                      Amount Beneficially Owned:

7,626,990

(b)                      Percent of Class:

10.5%

(c)                       Number of shares as to which such person has:

(i)                          Sole power to vote or to direct the vote.

7,626,990

(ii)                       Shared power to vote or to direct the vote.

0

(iii)                    Sole power to dispose or to direct the disposition of.

7,626,990

(iv)                   Shared power to dispose or to direct the disposition of.

0

CUSIP NO. 70932M107	Schedule 13G

Item 5.     Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person Not Applicable.

Item 8.     Identification and Classification of Members of the Group

Not Applicable.

Item 9.     Notice of Dissolution of Group

Not Applicable.

Item 10.   Certification

Not Applicable.

Exhibits	Exhibit
99.1	Joint Filing Agreement by and among the Reporting Persons.

CUSIP NO. 70932M107	Schedule 13G

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  February 16, 2021

/s/ Shelia Kurland
Shelia Kurland

KURLAND FAMILY INVESTMENTS, LLC

By:	/s/ Derek W. Stark, attorney-in-fact for Kurland Family Investments, LLC